FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 000-13727

Pan American Silver Corp.
(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)
Date: July 7, 2006
By:/s/ Ross Beaty
(Signature)

Ross Beaty, Chairman

NEWS RELEASE

July 7, 2006

PAN AMERICAN SILVER (TSX: PAA) (Nasdaq: PAAS)

ANNOUNCEMENT OF Q2 RESULTS & CONFERENCE CALL

AUGUST 2, 2006

Vancouver, Canada – The second quarter financial and operating results are scheduled to be released after market close on Wednesday, August 2, 2006. The full results will be made available on Pan American Silver’s website at www.panamericansilver.com on August 3, 2006.

*Conference Call

Pan American Silver will host a conference call at 8:30 am Pacific Time (11:30 am Eastern Time) on Thursday, August 3, 2006, to discuss its Q2 results.

DIAL-IN NUMBERS

North American participants – toll-free 1-888-694-4728

International participants – 1-973-582-2745

WEB BROADCAST

The call will also be broadcast live on the internet at www.panamericansilver.com.

PLAYBACK (replay available for one week after the call)

North American residents – toll-free 1-877-519-4471

International residents – 1-973-341-3080

**Replay Pin # 7595268

For Further Information, please contact:

Alexis Stewart

Director, Corporate & Investor Relations

604-684-1175

1-800-677-1845 (toll-free)

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1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com